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Cannabics.com

May 27th, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

We are in receipt of your letter dated May 5th, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

1.	Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1

Regulations, page 7

We note your response to comment 1 and we partially reissue the comment. Please reconcile the disclosure in this section that you license your proprietary technology with the disclosure on page 6 that you are preparing to launch your line of Cannabics SR products in eligible states in the U.S. The disclosure on page 6 and elsewhere in the report reflects you have a line of products, as opposed to solely licensing your technology to other companies who would then develop the products. Please reconcile.

RESPONSE –

After closer review, the issue is more clearly defined. Our previous response to this Comment was accurate in that the issuer only licenses its technology. However, it does appear incongruent with the sentence on page 6 that the company “is now preparing to launch its line of CANNABICS SR products in eligible states”. In fact the company is not, and has never prepared to launch “its line” of products; and herein lays the error. Rather the company has a relationship with Mountain High LLC, which is preparing their product, utilizing our technology for the slow release capsules. The Company’s grant of IP rights relates only to the formulation of long lasting capsules. Mountain High LLC is the sole producer, and it is their product, under their label which they alone distribute. The Company has no plans (or interest) in releasing any product under its own name or label. Since this 10-K was drafted much earlier than the actual expected release date, I, as the draftsman of said 10-K, was somewhat inarticulate in writing the terms “Its line of Cannabics SR products”. It would be more accurate and the company proposes to instead supplement with “The Company’s strategic partner is now preparing to launch its new product utilizing the company’s technology in their slow release capsules”.

2.	We also note your response to comment 1 that the company does not make any medical claims about its products and as such needs no specific FDA approval. However, we note the references to your product Cannabics SR as a “long-acting medical cannabis capsule … indicated initially as a palliative therapy for cancer patients” on page 2. We even note the reference to this as a “medical product” on page 9 of the Form 10-Q for the fiscal quarter ended February 28, 2015. Please reconcile and provide a more detailed discussion of the U.S. regulation of your proposed product.

RESPONSE –

It is interesting that only upon reflection and discussion of your comments did the management and scientists begin to clarify the bifurcated nature of the company. Much as we had “blurred the lines” in our previous answer (supra) regarding “the Company’s line of products” (which is not so); hereto division & delineation between the government licensed scientific laboratory work in conjunction with the Technion Institute which is unfolding in Israel on the one hand; and the making of any medical claims inside of America are wholly separate.

Firstly, the company’s “claims” relate only to the efficacy of the slow release formulation and observations in Israel alone. While it is common knowledge in all countries that cannabis helps with many of the effects of chemotherapy common in cancer patients, and that is the focus of the ongoing studies in Israel, neither the issuer nor Mountain High LLC make any specific medical claim whatsoever with regards to Mountain High’s capsule produced with the company’s technology. Moreover, Mountain High LLC, beyond its own state licensing issues which would not allow such claims; is specifically contractually prohibited from making any medical claims as to its product.

It is readily acknowledged (as you noted) that several medical claims appeared in our filings, though not as a product which we produce. As previously addressed, the IP which is licensed is solely for the “Slow Release” of carrageenan , is 100% natural and has no synthetic ingredients, & is considered as “GRAS” (Generally Regarded As Safe), and as such needs no specific FDA approval. Moreover, under the current legal regimen within the US, it is impossible for Cannabics Pharmaceuticals Inc. to actually attempt to produce its “own” capsules, with or without any attending medical claims.

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The legal regimen within the US with regard to Cannabis is admittedly confusing at best. While we all know that Marijuana is still considered a Class 1 Scheduled drug under the FDA, it is legal, regulated & licensed within the state of Colorado.

It is not by accident that the company’s sole licensee to date is in Colorado, the one US state with a highly regulated licensing structure. Mountain High LLC is in fact the second largest infused product manufacturer in Colorado. In fact, the oddity is that it was the state of Colorado, in setting up their licensing regimen which statutorily defined licensing for an “infused product” as a “Medical Marijuana Infused Product”.

“Medical Marijuana-Infused Product” means a product infused with Medical Marijuana that is intended for use or consumption other than by smoking, including but not limited to edible product, ointments, and tinctures. Such products shall not be considered a food or drug for purposes of the “Colorado Food and Drug Act,” (part 4 of Article 5 of Title 25, C.R.S.).

Mountain High LLC holds a valid “Medical Marijuana-Infused Products Manufacturer” License, meaning they are licensed pursuant to the Medical Code to operate a medical infused product business as described in section 12-43.3-404, C.R.S. As the company can only liaise with a validly licensed manufacturer, under the Colorado Statute, it can only be a “Medical Marijuana-Infused Products Manufacturer”, so by legal regimen we are defacto under the Medical sector, and not under “food or drugs” per the CRS itself. We do not, have not and will not enter into any contractual agreements with any partner outside the state of Colorado at this time specifically because of their strict licensing & quality control agenda, which is to the Company’s advantage.

As such, the company is really two steps removed from FDA aegis; 1) we do not manufacture, distribute, dispense, or possess any controlled substances, including cannabis or cannabis-based preparations. 2) Mountain High LLC, is specifically licensed by the state as a Medical Marijuana Infused Products Manufacturer. We provide them with absolutely nothing tangible nor physical in any form, merely the IP rights for a carrageenan based time-released capsule technology, not the elements which fill it. As such, we are not under the FDA regulatory regime.

While the company is not under the aegis of the FDA, there is the very real possibility that we may approach the FDA in the next year as our technology emanating from our joint collaboration with the Technion Institute is far surpassing the results we had expected at this point. While we have no obligation to do so at this point, the purpose of such an application would be to apply under the US FDA’s “Fast Track” program as a “Breakthrough Therapy”.

Section 506(a) of the FD&C Act provides for designation of a drug as a breakthrough therapy “. . . if the drug is intended, alone or in combination with 1 or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on 1 or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” It is important to recognize that the standard for breakthrough therapy designation is not the same as the standard for drug approval. The clinical evidence needed to support breakthrough designation is preliminary. In contrast, as is the case for all drugs, FDA will review the full data submitted to support approval of drugs designated as breakthrough therapies to determine whether the drugs are safe and effective for their intended use.

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Section 506(a)(3)(B)(iv) of the FD&C Act, as amended by section 902 of FDASIA, provides that the FDA shall assign a cross-disciplinary project lead to the review team during the review of the development programs for breakthrough therapy-designated drugs, which would align quite well with our relationship with the Technion Institute.

Fast track designation is designed to aid in the development and expedite the review of drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need.

There are several prerequisites for FDA designation under this pathway, all of which the Company believes it currently meets; namely -

Serious Condition: Determining whether a disease is serious is a matter of judgment, but generally is based on whether the drug will have an impact on such factors as survival, day-to-day functioning, or the likelihood that the disease, if left untreated, will progress from a less severe condition to a more serious one.

Unmet Medical Need: For a drug to address an unmet medical need, the drug must be developed as a treatment or preventative measure for a disease that does not have a current therapy. The type of information necessary to demonstrate unmet medical need varies with the stage of drug development: early in development, nonclinical data, mechanistic rationale, or pharmacologic data will suffice; later in development, clinical data should be utilized. If there are existing therapies, a fast track eligible drug must show some advantage over available treatment, such as:

•	Showing superior effectiveness
•	Avoiding serious side effects of an available treatment
•	Improving the diagnosis of a serious disease where early diagnosis results in an improved outcome
•	Decreasing a clinically significant toxicity of an available treatment
•	Addressing an expected public health need

It is expected that the Company’s application, in light of the focus on cancer and the exceptional lack of negative side effects, bring it squarely within the ambits of the FDA’s Fast Track for “Breakthrough Therapy”.

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3.	We note your proposed revisions regarding the risks to the company. We note that with regard to U.S. law governing the sale of marijuana, you state that the company does not manufacture, distribute, dispense, or possess any controlled substances. Please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

RESPONSE –

With all due respect to Ms. Marlow, Ms. Jenkins as well as the Commission, this proposed revision is simply ludicrous and the issuer respectfully disagrees with the legal rationale. First and foremost, it is not for the Corporate Finance Division of the SEC to suggest that this issuer “could be deemed” in violation of Federal Narcotics laws; rather, were that a concern at all, it would be one for the Department of Justice, and under their purview alone.

Secondly, it is an absolute legal and practical impossibility as one of the very underlying terms of licensure by the Israeli Ministry of Health, which is quite stringent, is that there is no criminal activity on the part of the licensee. The idea that this same Company would now publicly state that may be deemed to “facilitate selling or distribution in violation of the Controlled Substances Act” would likely force immediate revocation of its license by the Israeli Ministry of Health. The issuer submits that it has met and qualified for all rigorous Israeli Ministry of Health rules and regulations, and was specifically licensed by them. It is incongruous that the Corporate Finance Division can simply take it upon itself to wade into the licensing authority of a foreign government and by caprice destroy that right which was given by the government licensing authority.

This issue is significant, and not limited to this Company alone. Israel right now is known as the most advanced nation at this point in its scientific studies of Cannabinoids, and such a proposed revision immediately eviscerates the licensure of every single company the Israeli Health Ministry has duly licensed.

Beyond this, and after consultation with several colleagues in the Federal Bar, it is my very strong and objective believe that such a proposed revision simply is not comportant with the definitions necessary to even allege such behavior.

The definition of Section 18 USC 2(a) (“Aiding and Abetting”) means assisting in the commission of someone else’s crime. This demands that a defendant embrace the crime of another and consciously do some act to contribute to its success.

See generally Rosemond v. United States, 134 S.Ct. at 1246; United States v. Lyons, 740 F.3d 702, 715 (1 Cir. 2014) (“An aider and abettor is punishable as a principal if, first, someone else actually committed the offense and, second, the aider and abettor became associated with the endeavor and took part in it intending to ensure its success. The central requirement of the second element is a showing that the defendant consciously shared the principal’s knowledge of the underlying criminal act and intended to help the principal.

Mere association between the principal, and the aider and abettor is insufficient. Id. Mere participation is not enough proof that a defendant intentionally assisted in the ventures illegal purpose. United States v. Ramos-Rascon, 8 F.3d 704, 711 (9th Cir. 1993).

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In order to prove a case under § 2 of 18 USC, three elements must exist:

1. The individual associated with the criminal endeavor,

2. The individual knowingly participated in the endeavor, and

3. The individual sought by his or her actions to make the endeavor succeed.

Clearly the licensing of Intellectual Property does not fall within the ambit of meaningful activity necessary to “assist in the commission of a crime” – both I would note are active verbs. Moreover – and by far more importantly, the manufacturer’s activity in the state of Colorado is legal and it holds license to do so. Per the “Cole Memo”; FinCen Release #FIN-2014-G001; US DOJ Memo to all States Attorneys: “Guidance Regarding Marijuana Enforcement” that state granted license ameliorates their activity per the CSA. The idea that one could then jump from their activity (which is a pre-requisite for “Aiding & Abetting”) to adhere criminal enterprise liability to scientists who license IP is simply too far.

While Aiding & Abetting can be an inchoate crime, “Distribute” is by definition even more active, and thus less tenable.

Per 21 U.S. Code § 802 (11) “The term “distribute” means to deliver (other than by administering or dispensing) a controlled substance or a listed chemical. The term “distributor” means a person who so delivers a controlled substance or a listed chemical.” This is from the very “Definition of Terms” of the CSA.

21 U.S.C. § 841(A)(1) DISTRIBUTION OF A CONTROLLED SUBSTANCE – ELEMENTS - Section 841 prohibits knowing or intentional distribution of a controlled substance. See, United States v. Graham, 315 F.3d 777, 781 (7th Cir. 2003).

Were the Justice Department to actually bring charges against the company, they would have to read the following to the Jury (These are the Federal Jury Instructions)

“21 U.S.C. § 841(A)(1) DEFINITION OF DISTRIBUTION A person “distributes” a controlled substance if he [delivers or transfers possession of the controlled substance to someone else] [causes a person to deliver or transfer possession of the controlled substance to another person].”

I would humbly and objectively submit that the licensing of IP cannot by any contortion of the English language be made to bring this issuer within the ambit of either the plain meaning or legislative intent of this statute; and as such it has no bearing.

Beyond the above legal rationale, the very real and immediate crux is that it jeopardizes the issuer’s actual license already granted them by a sovereign Health Ministry, and the very keystone of their ability to survive as a company. As between the (implausibly remote) possibility that the Department of Justice could actually bring an action as you have suggested, and the immediate repercussions of having its license terminated by the Israeli Health Ministry, the proposed revision is seen as one of Commissive Waste, and to be avoided. I would note that per your first Comment letter, we had proposed six separate additional “risks” to be added to the Company’s 10-KA. Taken in light of your concerns and proposed revision, the Issuer would like to propose the following possible language as an additional “Risk Factor”

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“While we are currently seeing an obvious shift in public and legislative attitudes towards medical cannabis use, most notably evidenced by March’s Senate Resolution SR-683 (The CARERS Act: The “Compassionate Access, Research Expansion, and Respect States Act”) – which provides Federal allowance of medicinal Cannabinoids in states where that statutory regimen is allowed; It is imperative to note that in spite of the company’s distance from the selling of cannabis products itself, the fact of the matter is that Cannabis is still listed as a “Schedule 1” controlled substance, and until such time as the US FDA revises its listing to a “Schedule 2” controlled substance, it remains illegal within the federal aegis. This factor cannot be discounted when assessing the inherent risks in investing with our company.”

4.	Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

note 5 – Intangible Assets, page F-12

We note that Cannabics, Inc. acquired the majority of the outstanding stock of Cannabics Pharmaceuticals, Inc. in a transaction that was neither a reverse recapitalization nor a purchase business combination and subsequently, Cannabics Pharmaceuticals, Inc. acquired an intangible asset from Cannabics, Inc. described as “institutional knowledge” or “human brain trust” that was valued on the balance sheet at the fair value of the stock issued. Please explain to us why you believe “institutional knowledge” or “human brain trust” is an identifiable intangible asset under the U.S. generally accepted accounting principles (GAAP) and reference the literature that supports your belief. Further, to the extent there is an asset to be recognized under this transaction, please explain to us why you believe that fair value is the appropriate value to be applied. Please note that a transaction may only be valued at fair value if it occurs between or among third parties. Both Cannabics, Inc. and Cannabics Pharmaceuticals, Inc. are entities under common control which would preclude fair value recognition of any transaction between the two. Please revise your financial statements to present this transaction in a manner that complies with U.S. GAAP or explain to us why you believe this transaction is compliant with the literature and reference the applicable cite that supports your position.

RESPONSE:

Asset background (from Company's MD & A in italics):

From Company's MD & A On July 24, 2014, Cannabics Pharmaceuticals Inc. Executed to Collaboration &Exclusivity Agreement with Cannabics Inc. a Delaware Corporation and largest shareholder of the Company. Per the terms of the Agreement, the Company issued 18,239,594 shares to acquire the Entire institutional knowledge of Cannabics Inc. Primarily Which Consist of the human Brain Trust in Its team of experts, the cumulative result of their years of scientific knowledge in the fields of Molecular Biology, Cancer and Pharmacology research. Cannabics Inc. Executed from an Exclusivity clause whereby that day forward they carry on their research and development as part of, and to the exclusive benefit of the Company. Additionally, Cannabics Inc. tendered $ 150,000 to the Company Specifically earmarked funds working as towards short-term prospective projects of the Company.

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The shares were valued at $ 0.25 per share based on an August 2014 Private Placement Memorandum issued by the Company for 1,000,000,000 shares of common stock at $ 0.25 per share. The overall value of the shares of $ 4,559,899 is reduced by the cash received from Cannabics of $ 150,000 for a net value of the intangible assets of $ 4,409,899.

Management has determined to that the intangible assets indefinite lives, and as such, are not amortized on a period basis. The value of the intangible assets will be tested for impairment of their value on an as needed basis, not less than annually. There was no impairment recorded for the years ended August 31, 2014 and 2013”.

Discussion -

The Issuer elected to recognize the purchase of in-process research and developed technology acquired in the Collaboration and Exclusivity agreement as an intangible asset with an indefinite life, subject to annual impairment testing. As a part of the agreement, it purchased the exclusive right to further expand on the afore-mentioned research and technology and to retain all profits and benefits related to expansion. Without the agreement and acquisition of the asset, Cannabics Pharmaceuticals Inc. had no knowledge of how to carry on development of said technology as it did not have any access to the research, developed technology, or recipe of the pharmaceutics.

Guidance for treatment as intangible asset was based upon FASB ASC 350-30-55. While the Company's exact situation is specifically not illustrated as an example, Sections 55: 28J-28L discuss a similar circumstance, such as discussing internally developed software. Further, Example 12 (sections 55: 36-38) discusses brands and includes a discussion on "recipe" which again is similar to what was purchased via the collaboration and Exclusivity agreement.

While the Collaboration and Exclusivity agreement was not a part of a merger or acquisition, ASC 805 & 810 discuss purchases of in-process research and developed technology and further support this treatment of the intangible asset. The M&A Standards also discusses various methods of valuation in regards to assigning an indefinite life to the purchased intangible, Please note FASB ASC guidance 350-30-35-15 through 35-20. The Company asserted it will allocate portions of the intangible asset out to future patents, trademarks, brands, etc. They are obtained as or lives are determined to (as Discussed in ASC 350-30-35-17). The Company's management Performed an impairment analysis at August 31, 2014 and determined not to Necessary impairment as of the Corresponding year end.

The original transaction Involved 18,239,594 shares issued to Cannabics Inc. In order to value the underlying purchased intangible asset in connection with the Collaboration & Exclusivity Agreement, the Company looked for a current third-party valuation of their stock. The private placement that occurred in August of 2014 was determined to be such a valuation considering the placement was determined to be a third party transaction. The Company deemed the August 2014 private placement more appropriate than the trading value for valuation of the shares issued in the Collaboration & Exclusivity agreement given the trading volume was limited in the free market and the price per share paid by non-related investors relevant provided more information as to the fair value of Said share.

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Additional points of Discussion since the transaction:

Subsequent to the purchase of Said intangible asset, the following activities have been initiated by Cannabics Pharmaceuticals which further displays the Company's use of the research and developed Demonstrates commercial technology acquired and substance to the asset.

* Since the transaction took place on July 24th, 2014, the Company has applied for a US Patent on July 31st, 2014.

* On October 26th, 2014, the Israeli Government Granted the Company an exclusive government license to begin their advanced scientific R & D in Israel.

* The Company added Shirly Weiser, an attorney, to Their Advisory Board. Ms. Weiser Specializes in the field of IP Management & Corporate Patent Strategy.

* On May 27th, 2015 the Company filed for a US Patent incorporating newer and more sophisticated technology relating to cancer cell research.

In conclusion, this particular circumstance, Cannabics Inc. (a private company) did not have any historical valuation of the research & development technology they were transferring. Therefore, Cannabics Pharmaceuticals Inc. was left in a position of determining how to value the shares issued in the Collaboration & Exclusivity Agreement comportant with ASC 805 & 810, which both discuss calculative fair value as a method for in process research and development. This allowed the company to arrive at a reasonable methodology for valuation. The Company could have expensed the value of the shares issued or the shares issued treated as an exchange for an intangible asset. Management decided to treat as an intangible asset with an indefinite life. In the absence of having a finite asset book value for said asset on the Company's books, the Company determined the most reasonable route to value the transaction would be based on a fair value transaction. This process is one which was reviewed by management, accounting and our PCAOB Auditors who concurred in its usage.

5.	Item 11. Executive Compensation, page 18

We note your response to comment 3 and your draft summary compensation table. Please reconcile the total compensation of $5,000 with the statement in your draft footnote that Dr. Ballan was “compensated at $5,000 per month for three successive months,” or advise.

ANSWER – I was inarticulate in my previous reply. I would propose keeping the previous summary compensation table but Amend the issuer’s previous answer by stating that Dr. Ballan was paid $5,000- during FY 2014.

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6.	Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

We note the proposed revisions in response to comment 4. Please disclose the control person(s) of Cannabics, Inc. To the extent the officers and directors, individually or as a group, control Cannabics Pharmaceuticals, Inc., they are deemed the beneficial owners of the shares held by Cannabics, Inc. and the beneficial ownership table should be revised accordingly. Please disclose the control person.

ANSWER – The Director of Cannabics Inc. is Itamar Borochov, who is also a Director & CEO of Cannabics Pharmaceuticals Inc. The table previously proposed shows the exact percentage of ownership of Cannabics Inc.

7.	Signatures, page 21

We partially reissue comment 6. Please revise to include the signature of your principal accounting officer or controller. Refer to General Instruction D(2)(a) for guidance.

ANSWER – There is no “Controller” though we have a Chief Financial Officer, who is Dov Weinberg, a CPA, who signs as such on our filings post this past 10-K.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.

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